FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_____

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing the resignation presented by the Director, Mr. Fernando Quiroz Robles and the designation, until the next Ordinary Shareholders Meeting, of Mr. Francisco Aristeguieta Silva as Director and Vice Chairman of the Board of Directors of Banco de Chile.

Santiago, April 27, 2012

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an essential information regarding this Institution, that in the Ordinary Meeting held on the 26th of April, 2012, the Board of Directors of Banco de Chile accepted the resignation presented by the Director, Mr. Fernando Quiroz Robles.

Likewise, the Board of Directors appointed, until the next Ordinary Shareholders Meeting, Mr. Francisco Aristeguieta Silva as Director. Additionally, in the same session, Mr. Francisco Aristeguieta Silva was appointed as Vice Chairman of the Board of Directors of Banco de Chile.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Office

SIGNATURE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2012.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO